Please Reply to:            Catherine L. Venard
Assistant General Counsel
One Nationwide Plaza 01-34-202
Columbus, Ohio 43215
VIA EDGAR                                                                                                                         E-mail: venardc@nationwide.com
Tel: (614) 677-5456
Fax: (614) 249-2112
February 10, 2010

Ms. Rebecca A. Marquigny
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street, NE
Washington, D.C.  20549-8629

Re:           Nationwide Life Insurance Company
Nationwide VLI Separate Account – 7
(N-6 Post-Effective Amendment No. 1, File No. 333-156020)
ACCESSION NUMBER: 0001190903-10-000288

Dear Ms. Marquigny:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Nationwide Life Insurance Company ("Nationwide") and its Nationwide VLI Separate Account - 7 ("Variable Account"), hereby request withdrawal of Post-Effective Amendment No. 1, filed February 10, 2010 on Form N-6, File No. 333-156020, together with all exhibits thereto (the "Registration Statement").

Nationwide's request is based on the erroneous attachment of company financials in the filing. Accordingly, Nationwide respectfully requests effectiveness of this withdrawal to be as soon as practicable, (Wednesday) February 10, 2010 as requested.

The Company confirms that: (i) the Registration Statement has not automatically become effective nor been declared effective by the Commission; (ii) no securities have been sold pursuant to the Registration Statement or the prospectus incorporated therein; and (iii) no preliminary prospectus contained in the Registration Statement has been distributed.

If you have any questions about this request for withdrawal, please reply to me using the contact information on the first page of this correspondence.

Sincerely yours,

/s/ CATHERINE L. VENARD

Catherine L. Venard
Assistance General Counsel
Office of General Counsel
Nationwide Life Insurance Company